UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 29, 2019

SABAN CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37878	98-1296434
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10100 Santa Monica Boulevard, 26th Floor Los Angeles, California		90067
(Address of principal executive offices)		(Zip Code)

(310) 557-5100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

Attached as Exhibit 99.1 to this Current Report and incorporated into this Item 8.01 by reference is an investor presentation that will be used by Saban Capital Acquisition Corp. (“SCAC”) in meetings with certain of its shareholders, as well as other persons who might be interested in purchasing SCAC’s securities, in connection with its previously announced proposed business combination (the “Business Combination”) with Panavision Inc., a Delaware corporation (“Panavision”), and SIM Video International Inc., an Ontario corporation (“Sim”), pursuant to the Business Combination Agreement, dated as of September 13, 2018, by and among SCAC, Panavision, Sim and the other parties thereto, as amended on December 11, 2018 (as amended from time to time, the “Business Combination Agreement”).

Forward Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “will,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our industry, future events, the proposed Business Combination among SCAC, Panavision and Sim, including the anticipated initial enterprise value and post-closing equity value as well as expected transaction structure and post-closing management, the estimated or anticipated future results and benefits of SCAC, Panavision and Sim following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, the expected post- Business Combination ownership and cash and debt balances, the expected timing of the closing of the Business Combination, future opportunities for the combined company, estimated synergies, the estimated pro forma revenue of Panavision and Sim, estimated adjusted EBITDA, and unlevered free cash flow estimates and forecasts of other financial and performance metrics and estimates of Panavision’s and Sim’s total addressable market. These statements are based on current expectations of SCAC’s, Panavision’s and Sim’s management and are not predictions of actual performance. These statements are subject to risks and uncertainties regarding SCAC’s, Panavision’s and Sim’s respective businesses and the Business Combination. A number of factors could cause actual results or outcomes to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and the Business Combination; (2) the inability to complete the transactions contemplated by the Business Combination due to the failure to obtain approval of the shareholders or other conditions to closing in the Business Combination Agreement; (3) the ability of SCAC to continue to meet applicable Nasdaq listing standards; (4) changes in the business environment in which SCAC, Panavision and Sim operate, including a decline in production rates, changes in technology, industry standards, customer requirements and product offerings, and general financial, economic, regulatory and political conditions affecting the industry in which Panavision and Sim operate; (5) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, a delay or difficulty in integrating the businesses of SCAC, Panavision and Sim, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, obtain adequate supply of products and retain its management and key employees; (6) uncertainty as to the long-term value of SCAC’s common stock; (7) costs related to the Business Combination; (8) changes in taxes or applicable laws or regulations; (9) Panavision’s and/or Sim’s estimates of expenses and profitability; (10) the impact of foreign currency exchange rates and interest rate fluctuations on the results of Panavision, Sim or the combined company; (11) the possibility that SCAC, Panavision or Sim may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties discussed in SCAC’s Annual Report on Form 10-K most recently filed with the Securities and Exchange

Commission (the “SEC”) (“SCAC’s Annual Report”) under the heading “Risk Factors,” as updated from time to time by SCAC’s Quarterly Reports on Form 10-Q, or in the registration statement of SCAC on Form S-4 that has been filed with the SEC in connection with the Business Combination (the “Registration Statement”) and the preliminary proxy statement/prospectus contained therein, including those under “Risk Factors”, and other documents filed or to be filed with the SEC by SCAC. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SCAC, Panavision and Sim undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to, and does not, constitute an offer to sell, or the solicitation of an offer to buy or an invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction in connection with theBusiness Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information For Investors And Shareholders

In connection with the Business Combination, on December 12, 2018, SCAC filed its Registration Statement with the SEC, which includes a preliminary proxy statement/prospectus. After the Registration Statement becomes effective, SCAC will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders.

This communication is not a substitute for the preliminary proxy statement/prospectus included in the Registration Statement and any amendments thereto, or, when available the definitive proxy statement/prospectus or for any other document that SCAC may file with the SEC and send to SCAC’s shareholders in connection with the Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT AND ANY AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents filed with the SEC by SCAC through the website maintained by the SEC at http://sec.gov. Investors and security holders may also obtain these documents by requesting them in writing from us by addressing such request to Saban Capital Acquisition Corp., 10100 Santa Monica Boulevard, 26th Floor, Los Angeles, CA 90067, attention: Niveen Tadros. The definitive proxy statement/prospectus will be mailed to SCAC shareholders as of a record date to be established for voting on the Business Combination when it becomes available.

Participants in the Solicitation

SCAC, Panavision and Sim and their respective directors and certain of their respective officers may be considered participants in the solicitation of proxies in connection with the Business Combination under the rules of the SEC. Information about the directors and officers of SCAC is set forth in SCAC’s Annual Report and in the Registration Statement. Additional information regarding the persons who may, under SEC rules, be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement/prospectus for the Business Combination contained in the Registration Statement and, when they become available, any other relevant materials to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Saban Capital Acquisition Corp.

Date: January 29, 2019	By:	/s/ Adam Chesnoff
	Name:	Adam Chesnoff
	Title:	Chief Executive Officer and President